# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lands' End, Inc., CIK 0000799288
CUSIP: 51509F105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0001183200
Persons authorized to receive notices and communications: Bruce Newsome, Esq., Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- Edward S. Lampert (CIK 0001183200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 15,815,723; shared voting power 0; sole dispositive power 15,815,723; shared dispositive power 0; aggregate amount beneficially owned 15,815,723 (51.4% of the class)
  Comment: The figures in Items 7, 9, 11, and 13 include (i) 1,798 shares of common stock, par value $0.01 per share (the "Common Stock"), of Lands' End, Inc., a Delaware corporation (the "Issuer") held in the Liability Accounts controlled by ESL Partners, L.P., a Delaware limited partnership ("ESL"), which Mr. Lampert may be deemed to indirectly beneficially own as the Chairman, Executive Officer and Director of ESL Investments, Inc., a Delaware corporation ("Investments"), (ii) 15,806,919 shares of Common Stock held by Mr. Lampert, (iii) 3,503 shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust ("The Nicholas Trust"), and (iv) 3,503 shares of Common Stock held by The Nina Rose Lampert 2015 Trust ("The Nina Trust" and, together with The Nicholas Trust, the "Trusts"). With respect to (i), RBS Partners, L.P., a Delaware limited partnership ("RBS"), is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL; Investments is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS; and Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, Investments. With respect to (iii) and (iv), Mr. Lampert may be deemed to have beneficial ownership of securities owned by the Trusts.
- ESL Partners, L.P. (CIK 0000923727): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,798; shared voting power 0; sole dispositive power 1,798; shared dispositive power 0; aggregate amount beneficially owned 1,798 (0.01% of the class)
  Comment: The figures included above reflect 1,798 shares of Common Stock of the Issuer held in the Liability Accounts controlled by ESL.
- RBS Partners, L.P. (CIK 0000860585): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,798; shared voting power 0; sole dispositive power 1,798; shared dispositive power 0; aggregate amount beneficially owned 1,798 (0.01% of the class)
  Comment: The figures included above reflect 1,798 shares of Common Stock of the Issuer held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.
- ESL Investments, Inc. (CIK 0001126396): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,798; shared voting power 0; sole dispositive power 1,798; shared dispositive power 0; aggregate amount beneficially owned 1,798 (0.01% of the class)
  Comment: The figures included above reflect 1,798 shares of Common Stock of the Issuer held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Lands' End, Inc.
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Comment: This Amendment No. 31 to Schedule 13D (this "Amendment") amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL, RBS, Investments, and Edward S. Lampert, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"On April 1, 2026, the Issuer announced, in a Current Report on Form 8-K (the "Closing 8-K"), that the transactions contemplated by the previously disclosed MIPA entered into by the Issuer, WHP Topco, and certain affiliates thereof on January 26, 2026, including the tender offer that WHP Topco agreed therein to commence (the "Tender Offer"), had closed, as further described in the Closing 8-K.

At the closing of the transactions contemplated by the MIPA on April 1, 2026, certain of the Reporting Persons entered into the previously disclosed Voting Agreement with the Issuer. The Voting Agreement provides, among other things, that the applicable Reporting Persons will vote all of their shares of Common Stock held at the relevant time in favor of certain monetization events of WH Topco, as described further in the Closing 8-K, on the terms and subject to the conditions set forth in the Voting Agreement.

Following the expiration of the Tender Offer, LEWHP LLC, a Delaware limited liability company and wholly owned indirect subsidiary of WHP Topco, accepted for purchase, at a price of $45.00 per share, 1,300,653 shares of Common Stock from the Reporting Persons in the aggregate. The 1,300,653 shares of Common Stock sold by the Reporting Persons as a result of the Tender Offer included (i) 1,299,929 shares of Common Stock tendered by Mr. Lampert; (ii) 576 shares of Common Stock tendered by the Trusts; and (iii) 148 shares of Common Stock tendered with respect to the Liability Accounts.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time.

The foregoing descriptions of the MIPA, the Closing 8-K, and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the MIPA, the Issuer's current report on Form 8-K, dated April 1, 2026, and the full text of the Voting Agreement, which are each incorporated herein by reference to Exhibit 99.11, Exhibit 99.12, and Exhibit 99.13 to this Amendment, respectively."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

(a) "The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. With respect to Item 13, this number is based upon 30,751,337 shares of Common Stock outstanding as of March 23, 2026, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 30, 2026, that was filed by the Issuer with the Securities and Exchange Commission on March 26, 2026.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) "Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "(c) Other than as set forth in Item 4 of this Amendment, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"99.11 - Membership Interest Purchase Agreement, dated as of January 26, 2026, by and among Lands' End, Inc., Lands' End Direct Merchants, Inc., WH Borrower, LLC, WHP Topco, L.P. and LEWHP LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 26, 2026, by the Issuer with the SEC).

99.12 - Current Report on Form 8-K, dated April 1, 2026 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on April 1, 2026, by the Issuer with the SEC).

99.13 - Voting and Support Agreement, dated as of April 1, 2026, by and among the Issuer, Edward S. Lampert and related funds (incorporated by reference to Exhibit 2.4 to the Issuer's Current Report on Form 8-K filed on April 1, 2026, by the Issuer with the SEC)."

## Signatures
- Edward S. Lampert: /s/ Edward S. Lampert, Edward S. Lampert (04/03/2026)
- ESL Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP of the GP (04/03/2026)
- RBS Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP (04/03/2026)
- ESL Investments, Inc.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer (04/03/2026)